Exhibit 99.6
ASML Issued Share Capital Notification
Effective close of business September 28, 2007, in connection with the 8 for 9 reverse stock split, ASML Holding NV’s issued share capital consisted of 440,752,737 Ordinary Shares with a nominal value of EUR 0.09 per share. A corresponding notification has been made with the Netherlands Authority for the Financial Markets (AFM) of the change in ASML’s issued share capital.
Information on ASML’s share capital is publicly available via: www.afm.nl/registers.